

October 14, 2011

<u>Via Email</u>
Mr. David Pomerantz
Chief Financial Officer
Gulf United Energy, Inc.
P.O. Box 22165
Houston, Texas 77227-2165

> **Re:** **Gulf United Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed December 7, 2010**
> **Amendment No. 2 to Form 10-Q for the Quarter Ended November 30, 2010**
> **Filed January 25, 2011**
> **Form 10-Q for the Quarter Ended May 31, 2011**
> **Filed July 15, 2011**
> **File No. 000-52322**

Dear Mr. Pomerantz:

We have reviewed your response dated September 23, 2011 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Item 8. Financial Statements, page 34

Notes to the Consolidated Financial Statements, page 40

1.   We note your response to prior comment 2 and your proposed disclosure. Please explain
        to us in more detail why you do not base the fair value of your common stock upon the
        trading price of your common stock in the determination of the fair value of your
        common stock issued for services, consideration for certain interests in your oil and gas
        properties and rights during each reporting period presented.

2.   Further to the above, we note from your proposed disclosure that you base the fair value
        of your common stock upon valuations performed by independent valuation experts.
        While in future filings, management may elect to take responsibility for the valuations,
        please note that if you continue to refer to the work of the third party in a Form 10-K that
        is incorporated by reference into a registration statement, you may be required to obtain
        and include a consent from the third party. Refer to Compliance and Disclosure
        Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/
        corpfin/guidance/sasinterp.htm>.

Item 9A. Controls and Procedures, page 54

3.   We note your response to prior comment 8. As previously requested, please amend your
        filing to provide management's conclusion as to the effectiveness of your internal control
        over financial reporting as of August 31, 2010. Refer to Item 308(a)(3) of Regulation S-
        K.

4.   Further to the above, we note your proposed disclosures related to management's
        conclusion on the effectiveness of its disclosure controls and procedures as of August 31,
        2011 and management's report on internal control over financial reporting as of August
        31, 2011. We further note that you identified material weaknesses as part of your
        evaluation of the effectiveness of your internal control over financial reporting as of
        August 31, 2011 that appear to also impact disclosure and controls and procedures. For
        example, we note you identified material weaknesses relating to segregation of duties.
        Please explain to us in more detail how management considered these material
        weaknesses in concluding that your disclosure controls and procedures were effective as
        of August 31, 2011.

Amendment No. 2 to Form 10-Q for the Quarter Ended November 30, 2010

5.   We note your response to prior comments 10 and 11. Please address the following
        comments:

- Considering the quantitative significance of this error related to your consolidated balance sheet as of November 30, 2010, please provide to us your qualitative and quantitative analysis of the materiality of the adjustments under SAB Topic 99 and SAB Topic 108 in determining that the restatement was not material.
- Please explain to us in more detail why you did not label the restated financial statements as restated and include the disclosures outlined by 250-10-50-7 through 10 of the FASB Accounting Standards Codification.
- Please explain to us in more detail why you did not file an Item 4.02 Form 8-K for the restatement of your financial statements. Refer to the guidance in Question 1 of the FAQ on Current Report on Form 8-K dated November 23, 2004 found on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

Item 4. Controls and Procedures, page 25

6.   We note your responses to prior comments 12 and 13 and your proposed disclosure included in response to prior comment 8. Please explain to us in more detail how you mitigated your lack of segregation of duties as of November 30, 2010 and February 28, 2011 in the determination that your disclosure controls and procedures were effective as of each of those dates and how you could conclude that your policies were sufficient to overcome the lack of segregation of duties as of each of those reporting dates.

7.   Further, please also explain to us in more detail how you considered the restatement in the evaluation of your disclosure controls and procedures as of November 30, 2010, February 28, 2011 and May 31, 2011.

Form 10-Q for the Quarterly Period Ended May 31, 2011

Note 3. Investments, page 14

8.   We note your response to prior comment 16. Considering that you do not have any future plans to drill additional wells or to rework existing wells in the short-term on Block XXIV and that you have no current plans to develop Peru TEA as of May 31, 2011, please explain to us in more detail how you determined that your investment in these properties were not impaired as of May 31, 2011. Within your response, please explain to us what you mean that the operator has initiated additional seismic acquisition activities in order to determine a future development plan since May 31, 2011 and how this impacted your impairment analysis as of May 31, 2011.

Note 8. Commitments and Contractual Obligations, page 19

9.   We note your response to prior comment 19. It is still unclear how the total amounts you presented for your participation and farmout agreements for Columbia CPO-4 and Peru Z-46 agree to the discussion of these agreements and related obligations included after the contractual obligation table. As previously requested, please reconcile these amounts.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin Vaughn
Accounting Branch Chief